UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

INOVACHEM, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

(CUSIP Number)

c/o Polymed Therapeutics, Inc. 3040 Post Oak Boulevard, Suite 1110 Houston, Texas 77056 (713) 777-7088
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1 (f) or Rule 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D	Page 2 of 6
CUSIP No. ______________

1.	Names of Reporting Persons
Xiaojing Li

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			☐
	(b)			☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)		PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization		United States

	7.	Sole Voting Power	6,025,000
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	6,025,000

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		6,025,000[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)		28%[2]

14.	Type of Reporting Person (See Instructions)

IN

1 Includes 8,333 shares issuable upon exercise of stock options currently.
2 Calculated based upon 21,515,013 shares of Common Stock of the Issuer outstanding as of July 15, 2008.

Schedule 13D	Page 3 of 6
CUSIP No. ______________

ITEM 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”) issued by InovaChem, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at c/o c/o Polymed Therapeutics, Inc., 3040 Post Oak Boulevard, Suite 1110, Houston, Texas 77056.

ITEM 2.	Identity and Background.

(a) - (c), (f) The statement is being filed by the person identified below (the “Reporting Person”):

Name	Address	Place of Citizenship	Occupation
Xiaojing Li	c/o Polymed Therapeutics, Inc. 3040 Post Oak Boulevard, Suite 1110 Houston, Texas 77056	United States	Vice President - Polymed Therapeutics, Inc.

(d) - (e) The Reporting Persons has not during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof the Reporting Person may be deemed to beneficially own 6,025,000 shares of Common Stock, of which (i) 500,000 shares where purchased by the Reporting Person for an aggregate of $50,000 on February 11, 2008; (ii) 5,416,667 shares were acquired by the Reporting Person in connection with the merger of Trinterprise, LLC, a Texas limited liability company (“Trinterprise”), into a wholly owned subsidiary of the Issuer ("Mergerco") on June 28, 2008; (iii) 100,000 shares were granted to the Reporting Person in connection with her employment with the Issuer on June 30, 2008; and (iv) 8,333 shares are issuable upon exercise of stock options currently exercisable granted to the Reporting Person in connection with her employment with the Issuer. No borrowed funds were used to purchase the Shares.

ITEM 4.	Purpose of Transaction.

On February 11, 2008, Exchequer, Inc. purchased all of the outstanding shares of the Issuer's Common Stock from the Issuer's original sole stockholder and the Issuer was renamed InovaChem, Inc. The original sole stockholder owned a total of 100,000 shares of Common Stock. Following the purchase, the Company declared a stock dividend of 8.7 shares for every share of our common stock issued and outstanding, and issued an additional 870,000 shares of common stock to Exchequer, Inc. for a total of 970,000 outstanding shares of common stock. Following the stock dividend, the Issuer sold an additional 1,530,000 shares of Common Stock to five additional people for an aggregate of $153,000, which amount includes the 500,000 shares purchased by the Reporting Person as described above.

In connection with the transaction described above, the Reporting Person was appointed to the Board of Directors of the Issuer and as the Issuer's Vice President and Corporate Secretary.

Schedule 13D	Page 4 of 6
CUSIP No. ______________

On June 28, 2008, the Issuer, Mergerco and Trinterprise entered into the Merger Agreement, pursuant to which Mergerco merged with and into Trinterprise (the "Merger"). Under the terms of the Merger Agreement, the Trinterprise members received an aggregate of 16,666,667 newly issued shares of Common Stock of the Issuer in exchange for all of the outstanding membership interest in Trinterprise, of which 5,416,667 shares were issued to the Reporting Person. Pursuant to the terms of the Merger Agreement, 25% of the shares issued to the Reporting Person in the Merger are being held in escrow to satisfy certain indemnity obligations the Trinterprise members may have to the Issuer. The escrowed shares of Common Stock will be released on the later ( the "Release Date") of (i) the sixth month anniversary of the Merger Agreement, and (ii) the date of delivery to the Issuer of executed supply agreements between each of (x) Polymed Therapeutics, Inc. (“Polymed”) and Runkang Pharmaceutical Co. Ltd., and (y) Polymed and Chongqing Polymed Chemical Co. Ltd. The Issuer will be entitled to receive all or a portion of the escrowed shares of Common Stock prior to the Release Date in the event the Issuer is entitled to indemnification under the terms of the Merger Agreement.

On June 30, 2008, the Issuer's board of directors granted the Reporting Person 100,000 shares of Common Stock and options to purchase 100,000 shares of Common Stock at an exercise price of $0.40 per share with an expiration date of June 29, 2018. The shares subject to the stock option vest in 12 equal quarterly installments beginning on June 30, 2008.

Except as set forth above, the Reporting Plan has no present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) - (b) As of the date hereof, the Reporting Person has sole voting and dispositive power with respect to 6,025,000 shares beneficially owned, which represents 28% of the Issuer's total Common Stock outstanding based on 21,515,013 shares outstanding as of July 15, 2008.

(c) On February 11, 2008, the Reporting Person purchased 500,000 shares of Common Stock from the Issuer for an aggregate purchase price of $50,000.

On June 28, 2008, the Issuer, Mergerco and Trinterprise entered into the Merger Agreement, pursuant to which the Merger was consummated. Under the terms of the Merger Agreement, the Trinterprise members received an aggregate of 16,666,667 newly issued shares of Common Stock of the Issuer in exchange for all of the outstanding membership interest in Trinterprise, of which 5,416,667 shares were issued to the Reporting Person.

On June 30, 2008, the Issuer's board of directors granted the Reporting Person 100,000 shares of Common Stock and options to purchase 100,000 shares of Common Stock at an exercise price of $0.40 per share with an expiration date of June 29, 2018. The shares subject to the stock option vest in 12 equal quarterly installments beginning on June 30, 2008.

(d) - (e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Schedule 13D	Page 5 of 6
CUSIP No. ______________

ITEM 7.	Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2008	/s/ Xiaojing Li
Xiaojing Li